[POLYONE LETTERHEAD]

February 7, 2013

VIA EDGAR CORRESPONDENCE

AND E-MAIL

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Pamela Long
Assistant Director,
Division of Corporation Finance

Re:	PolyOne Corporation
Registration Statement on Form S-4
File No. 333-185533

Ladies and Gentlemen:

On behalf of PolyOne Corporation (“PolyOne”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the Registration Statement on Form S-4 No. 333-185533, as amended (the “Registration Statement”), be declared effective at 4 p.m. Eastern Time on February 11, 2013, or as early as practicable thereafter. The Company respectfully requests that it be notified of such effectiveness by a telephone call to the undersigned at (440) 930-1318 or James Dougherty of Jones Day at (216) 586-7302 and that such effectiveness also be confirmed in writing.

The Company acknowledges that: (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert Commission staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Dougherty at (216) 586-7302 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

PolyOne Corporation

By:	/s/ Lisa K. Kunkle
Lisa Kunkle Vice President, General Counsel and Secretary

cc:	Craig Slivka, United States Securities and Exchange Commission

James Dougherty, Esq., Jones Day